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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 4 2015

Washington DC
404

SEC FILE NUMBER
8- 35875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNELL SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

200 CONNELL DRIVE
(No. and Street)

BERKELEY HEIGHTS	NEW JERSEY	07922
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DUANE CONNELL   908-673-3700
                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name – *if individual, state last, first, middle name*)

23 CHRISTOPHER WAY	EATONTOWN	NEW JERSEY	07724
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH

I, Duane Connell, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Connell Securities LLC, as of December 31, 2014, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____President_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

CONNELL SECURITIES LLC
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

CONNELL SECURITIES LLC

Financial Statements

Year Ended December 31, 2014

Contents



CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Connell Securities LLC

We have audited the accompanying financial statements of Connell Securities LLC (a New Jersey Limited Liability Company) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Eatontown, New Jersey
February 17, 2015

CONNELL SECURITIES LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	361,626
Due from affiliate		60,000
Prepaid expenses		4,696
	$	426,322

Liabilities and Member's Equity

Due to Member	$	81,470
Accrued expenses		13,650
Total liabilities		95,120
Member's equity		331,202
	$	426,322

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Operations
For the Year Ended December 31, 2014

Fee income	$	60,000
Operating expenses		293,126
Net loss	$	(233,126)

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance, January 1, 2014	$	564,328
Net loss		(233,126)
Balance, December 31, 2014	$	331,202

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(233,126)
Adjustments to reconcile net loss to net cash used in operating activites:		
Increase in prepaid expenses		(499)
Increase in due from affiliate		(60,000)
Increase in due to Member		24,059
Decrease in accrued expenses		(15,085)
Net cash used in operating activities and net decrease in cash		(284,651)
Cash, beginning of year		646,277
Cash, end of year	$	361,626
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See accompanying notes.

CONNELL SECURITIES LLC

Notes to Financial Statements

December 31, 2014

1. Organization and Operations

Connell Securities LLC (the Company) is organized as a limited liability company. The Company's business activities consist of private placements of securities and rendering corporate financial advice. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the New Jersey Bureau of Securities (NJBS) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The Company maintains its books and records on the accrual basis, in accordance with accounting principles generally accepted in the United States.

Cash

The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses on such accounts.

Revenue Recognition

Fee income is recognized at the time the financing transaction is completed and the income is determinable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Income Taxes

The Company is a Single Member Limited Liability Company and is therefore treated as a disregarded entity for income tax purposes. The financial statements do not include a provision for income taxes as the Company's earnings and losses are included in the Member's income tax returns and are taxed based on the Member's effective tax rate.

3. Related Party Transactions

For the year ended December 31, 2014, the Company earned fees for services provided to an affiliated entity in the amount of $60,000. These fees were earned for services rendered in connection with the private placement of an owner participant's interest in a leveraged lease portfolio. The Company does not have any employees. The Member provides these services and bills the Company for the related employee cost based on the hours worked. In addition, the Member pays certain of the Company's operating expenses and is then reimbursed by the Company. These costs are charged to the Company in accordance with guidance on the recording of expenses and liabilities of broker/dealers issued by the SEC. The total of these employee costs and operating expenses amounted to $269,126 for the year ended December 31, 2014.

4. Net Capital Requirements

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2014, the Company's net capital of $266,506 exceeded the SEC required net capital by $260,165.

5. Subsequent Events

The Company has evaluated subsequent events through February 17, 2015, the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CONNELL SECURITIES LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Net Capital:

Total Member's equity	$	331,202
Total capital		331,202
Deduction:		
Nonallowable assets		64,696
Net capital	$	266,506
Aggregate Indebtedness (A.I.)	$	95,120

Computation of Basic Net Capital Requirement:

(1) Minimum net capital required (6-2/3% of total A.I.)	$	6,341
(2) Minimum dollar net capital requirement of broker/dealer	$	5,000
Net capital requirement (greater of (1) or (2))	$	6,341
Excess net capital	$	260,165
Percentage of Aggregate Indebtedness to Net Capital		36%

There are no material differences between the audited computation above and
the computation of Net Capital included in the unaudited amended FOCUS
as filed on February 4, 2015.

CONNELL SECURITIES LLC
Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

CONNELL SECURITIES LLC
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2014 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Connell Securities LLC

We have reviewed management's statements, included in the accompanying Connell Securities LLC's Exemption Report, in which (1) Connell Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Connell Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Connell Securities LLC stated that Connell Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Connell Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Connell Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Eatontown, New Jersey
February 17, 2015

Connell Securities LLC's Exemption Report

Connell Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Connell Securities LLC

I, Duane Connell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
President
February 17, 2015